 **Ron Artesano**
Publicado por Jose Muñoz ❓ · 15 de octubre · 🌐

Oficialmente HOY comienza nuestra 2da campaña de Crowdfunding con WeFunder. Con éste dinero nos enfocaremos en producir más botellas para llevar Ron Artesano a todas las esquinas de Puerto Rico de la mano de nuestro distribuidor Fine Wine Imports. También perseguiremos oportunidades de crecimiento en USA, Canada & Caribe.

NO estamos pidiendo un donativo.
Estamos presentando una oportunidad de que TU seas parte de nuestra historia, y apuestes a una compañía puertorriqueña que... **Ver más**



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Invest in Ron Artesano: Premium rum brand handmade in the mountains of Puerto Rico.

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Ron Artesano

Publicado por Jose Muñoz ❓ · 27 de octubre · 🌐



Emocionados por el gran apoyo que hemos recibido de parte de nuestros amigos en menos de 2 semanas. Invierte en Puerto Rico.

www.wefunder.com/ronartesano

#disfrutaelproceso #enjoytheprocess

Premium rum brand handmade in the mountains of Puerto Rico



ronartesano.com   San Juan Puerto Rico

B2B   Alcohol & Vice   Retail   Minority Founder

🚩 EARLY BIRD TERMS: $158,400 LEFT ❓

$41,600
reserved of a $50,000 goal

INVEST
min $250

$ 0

INVEST

♡ WATCH FOR UPDATES

INVESTMENT TERMS ⌄

$3M valuation cap   **Convertible Note**

Early Bird Bonus:
9% Interest Rate

🎁 **Investor Perks:** $250, $500, $1K, $10K

LEAD INVESTOR ⌄



Candido Alfonso

As a member of the industry, I truly believe that premium rum will be the...

OVERVIEW   UPDATES 23   WHAT PEOPLE SAY 165   ASK A QUESTION 60









Ron Artesano se 😃 siente agradecido(a).
Publicado por Jose Muñoz ? · 30 de octubre ·

Gracias a todas las personas que han compartido nuestras publicaciones, gracias a todos los que nos han apoyado y creído en nosotros. Es muy emocionante ver el apoyo que hemos recibido. #disfrutaelproceso

www.wefunder.com/ronartesano

************* ENGLISH *************... **Ver más**

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Premium rum brand handmade in the mountains of Puerto Rico

ARTESANO HANDMADE RUM

ronartesano.com San Juan Puerto Rico

B2B | Alcohol & Vice | Retail | Minority Founder

EARLY BIRD TERMS: $151,367 LEFT

$48,633
reserved of a $50,000 goal

INVEST
min $250

$ 0

INVEST

WATCH FOR UPDATES

INVESTMENT TERMS

$3M valuation cap **Convertible Note**

Early Bird Bonus:
9% Interest Rate

Investor Perks: $250, $500, $1K, $10K

 **Ron Artesano**

Publicado por Jose Muñoz ❓ · 2 de noviembre · 🌐

Invierte en Ron Artesano, hecho a mano en Jayuya.

www.wefunder.com/ronartesano
#disfrutaelproceso
#enjoytheprocess

Jayuya, Puerto Rico

🔇

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Ron Artesano

Publicado por Jose Muñoz  · 10 de noviembre a las 07:09 · 🌐

¡Por fin! Busca tus botellas de Ron Artesano en Fine Wine Imports desde hoy!
www.RonArtesano.com
www.WeFunder.com/RonArtesano



RONARTESANO.COM

Ron Artesano

PremiumCraft Rum Handmade in Puerto Rico Artesano is the p

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Ron Artesano

Publicado por Jose Muñoz · 17 de noviembre a las 16:59 ·

¡¡$70,000!!! ¡¡Muchas gracias por el apoyo!!!
Vienen muchas cosas buenas.
www.wefunder.com/ronartesano

INVEST IN **RON ARTESANO**

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Premium rum brand handmade in the mountains of Puerto Rico

ronartesano.com San Juan Puerto Rico

B2B | Alcohol & Vice | Retail | Minority Founder

EARLY BIRD TERMS: $129,817 LEFT

$70,183
reserved by 49 investors

INVEST
min $250

$ 0

INVEST

WATCH FOR UPDATES

INVESTMENT TERMS

$3M valuation cap **Convertible Note**

Early Bird Bonus:
9% Interest Rate

Investor Perks: $250, $500, $1K, $10K











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